UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Circuit City Stores, Inc.

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

172737108

(CUSIP Number)

Mark J. Wattles

321 W. 84th Avenue, Suite A

Thornton, CO 80260

303-801-4003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172737108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark J. Wattles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 11,000,000

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 172737108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wattles Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000,000

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 10,000,000

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 172737108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HKW Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .6%

14.	Type of Reporting Person (See Instructions) OO

Item 1.                    Security and Issuer.

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.50 per share (“Common Stock”), of Circuit City Stores, Inc., a Virginia corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 9950 Mayland Drive, Richmond, Virginia 23233.

Item 2.                    Identity and Background.

(a)           This Schedule is being filed by Wattles Capital Management, LLC, a Delaware limited liability company (“WCM”), HKW Trust, a trust organized under the laws of the State of Nevada (the “Trust”), and Mark J. Wattles (collectively, the “Reporting Persons”).  Mr. Wattles is the sole member and manager of WCM and owns 100% of its membership interests.  Mr. Wattles is the settler and sole trustee of the Trust and exercises sole discretion over the Trust pursuant to the terms and conditions set forth in the Trust instrument.

                (b)           The business address of Mr. Wattles is 321 W. 84th Avenue, Suite A, Thornton, CO 80260, 303-801-4003.  The business address of WCM and the Trust is 7945 W. Sahara Ave., Suite 205, Las Vegas, NV 89117.

(c)           Mr. Wattles’ principal occupation is serving as President of WCM, which is primarily engaged in investing in public and private companies in the consumer products and retail sectors.  WCM indirectly owns a majority interest in Ultimate Acquisition Partners, LP, a Delaware limited partnership (“UAP”), which owns 32 consumer electronics retail stores under the name Ultimate Electronics.  Mr. Wattles also serves as Chief Executive Officer of UAP.  The Trust acquires, holds, manages and disposes of assets for the benefit of a member of Mr. Wattles’ family and The Wattles Family Foundation.

(d)           During the last five years, neither Mr. Wattles (individually or as trustee of the Trust) nor WCM has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Mr. Wattles (individually or as trustee of the Trust) nor WCM has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him or it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Wattles is a citizen of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

WCM acquired the shares of Common Stock described in this Schedule (the “Shares”) in a margin account pursuant to a standard brokerage agreement.  The Trust acquired the Shares with cash on hand.

Item 4.                    Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.  Prior to the acquisition of the Shares, the Reporting Persons met with management of the Issuer and have had discussions with shareholders of the Issuer.  The Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position, future prospects and management, as well as conditions in the securities markets (including but not limited to the price of and market for the Shares) and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, among other things: (i) communicating with shareholders of the Issuer or other persons who may desire to become shareholders of the Issuer,  regarding matters including the composition of the Issuer’s  board of  directors  and  management;  (ii)  soliciting  proxies or consents,  to be  used  at  either  the  Issuer’s regular  annual  meeting  of shareholders,  or at a special  meeting  of  shareholders,  or  otherwise,  with respect to the matters described in clause (i) above, including possibly the election of one or more nominees of the Reporting Persons and/or other shareholders to the board of directors of the Issuer, and other matters related thereto; (iii) communicating with management and members of the board of directors; (iv) seeking to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties; (v) seeking alone or with others to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; (vi) acquiring additional shares of Common Stock; (vii) disposing of any or all of the shares of Common Stock held by the Reporting Persons; and/or (viii) taking such other  actions with respect to the Issuer as the Reporting Persons may from time to time determine.

Item 5.                    Interest in Securities of the Issuer.

(a)-(b)     As of January 22, 2008, WCM and the Trust owned 10,000,000 Shares and 1,000,000 Shares, respectively, of Common Stock.  According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2007, there were 168,366,176 shares of Common Stock issued and outstanding as of December 31, 2007.  Because Mr. Wattles owns all of the membership interests of WCM and serves as sole trustee of the Trust, he may be deemed to have sole voting and dispositive power over, and indirect beneficial ownership of, approximately 6.5% of such issued and outstanding Common Stock.

        (c)           During the last 60 days, none of the Reporting Persons has bought, sold or otherwise received shares of Common Stock except in the transactions described in Schedule I attached hereto, which is incorporated herein by reference.

                (d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.

                (e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.                    Material to Be Filed as Exhibits.

Exhibit 1                                                   Joint Filing Agreement, dated as of January 22, 2008, by and among Wattles Capital Management, LLC, the HKW Trust and Mark J. Wattles.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 22, 2008

WATTLES CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

HKW TRUST

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	Trustee

/s/ Mark J. Wattles
Mark J. Wattles

SCHEDULE I

All of the following transactions were purchases or sales of Common Stock effected in the open market.

                As of January 22, 2008, WCM owned 10,000,000 shares of Common Stock.  The following transactions were effected by WCM during the sixty days preceding January 22, 2008:

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
Sales:
12/4/2007	56,653	6.45
12/4/2007	22,600	6.48
12/4/2007	5,747	6.49
12/4/2007	15,000	6.5
12/4/2007	3,500	6.58
12/4/2007	900	6.585
12/4/2007	39,900	6.59
12/4/2007	300	6.595
12/4/2007	433,506	6.6
12/4/2007	21,894	6.61
12/5/2007	4020	6.71
12/5/2007	11205	6.72
12/5/2007	175	6.7275
12/5/2007	9300	6.73
12/5/2007	700	6.74
12/5/2007	5800	6.75
12/5/2007	20200	6.76
12/5/2007	35600	6.77
12/5/2007	13000	6.78
12/5/2007	1600	6.8
12/5/2007	34200	6.81
12/5/2007	3000	6.82
12/5/2007	33600	6.83
12/5/2007	11000	6.84
12/5/2007	13300	6.85
12/5/2007	2200	6.86
12/5/2007	1100	6.87
12/5/2007	9300	6.89
12/5/2007	500	6.895
12/5/2007	20800	6.9
12/5/2007	200	6.905
12/5/2007	18499	6.91
12/5/2007	11500	6.92
12/5/2007	5300	6.93
12/5/2007	3900	6.94
12/5/2007	9400	6.95
12/5/2007	1000	6.955
12/5/2007	22401	6.96
12/5/2007	2700	6.97
12/5/2007	13900	6.98
12/5/2007	5600	6.99
12/5/2007	37300	7.05
12/5/2007	27600	7.06
12/5/2007	9300	7.07
12/5/2007	800	7.08
12/18/2007	6.4	23850
12/18/2007	6.41	7950
12/18/2007	6.42	189150
12/18/2007	6.43	29050
12/18/2007	6.6	9900
12/18/2007	6.61	10700
12/18/2007	6.62	4700
12/18/2007	6.63	18609
12/18/2007	6.64	23190
12/18/2007	6.65	3000
12/18/2007	6.66	13100
12/18/2007	6.67	29300
12/18/2007	6.68	7600
12/18/2007	6.69	34100
12/18/2007	6.7	1500
12/18/2007	6.71	29700
12/18/2007	6.72	64301
12/18/2007	6.725	300

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
12/19/2007	6.6	39985
12/19/2007	6.61	8600
12/19/2007	6.62	16000
12/19/2007	6.63	16316
12/19/2007	6.64	16200
12/19/2007	6.65	158584
12/19/2007	6.66	57800
12/19/2007	6.67	36415
12/19/2007	6.68	49500
12/19/2007	6.685	500
12/19/2007	6.69	100
12/19/2007	6.75	80900
12/19/2007	6.755	100
12/19/2007	6.76	13800
12/19/2007	6.77	5000
12/19/2007	6.78	100
12/19/2007	6.79	100

Purchases:
11/26/2007	1,800	5.94
11/26/2007	300	5.965
11/26/2007	14,400	5.97
11/26/2007	10,200	5.98
11/26/2007	18,100	5.99
11/26/2007	300	5.995
11/26/2007	204,900	6
11/26/2007	60,700	6.01
11/26/2007	53,400	6.02
11/26/2007	185,900	6.03
11/26/2007	200,000	6.05
11/26/2007	4,919	6.15
11/26/2007	10,700	6.17
11/26/2007	57,200	6.18
11/26/2007	29,700	6.19
11/26/2007	16,859	6.2
11/26/2007	17,341	6.21
11/26/2007	44,900	6.22
11/26/2007	400	6.2225
11/26/2007	105,475	6.23
11/26/2007	170,306	6.24
11/26/2007	292,200	6.25
11/26/2007	15,400	6.38
11/26/2007	231,300	6.4
11/26/2007	900	6.44
11/26/2007	900	6.47
11/26/2007	1,500	6.48
11/26/2007	3,131	6.74
11/26/2007	8,200	6.75
11/26/2007	4,600	6.76
11/26/2007	4,600	6.77
11/26/2007	2,869	6.78
11/26/2007	64,700	6.79
11/26/2007	3,200	6.8
11/26/2007	4,800	6.81
11/26/2007	5,800	6.82
11/26/2007	9,600	6.83
11/26/2007	500	6.835
11/26/2007	1,800	6.84
11/26/2007	300	6.85
11/26/2007	6,000	6.87
11/26/2007	7,400	6.88
11/26/2007	200	6.885
11/26/2007	1,100	6.89
11/26/2007	3,900	6.9
11/26/2007	300	6.91
11/26/2007	4,900	6.99
11/26/2007	5,000	6.995
11/26/2007	107,100	7

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
01/02/2008	20,300	4.03
01/02/2008	60,100	4.04
01/02/2008	700	4.045
01/02/2008	312,600	4.05
01/02/2008	10,500	4.06
01/02/2008	100	4.065
01/02/2008	33,000	4.07
01/02/2008	400	4.075
01/02/2008	38,800	4.08
01/02/2008	12,400	4.09
01/02/2008	400	4.095
01/02/2008	111,008	4.1
01/02/2008	136,592	4.11
01/02/2008	1,100	4.115
01/02/2008	54,100	4.12
01/02/2008	2,100	4.125
01/02/2008	101,400	4.13
01/02/2008	1,300	4.135
01/02/2008	47,400	4.14
01/02/2008	155,700	4.15
01/03/2008	1,400	3.84
01/03/2008	988,800	3.85
01/03/2008	1,100	3.855
01/03/2008	117,800	3.86
01/03/2008	3,100	3.865
01/03/2008	86,600	3.87
01/03/2008	168,411	3.88
01/03/2008	136,397	3.89
01/03/2008	238,392	3.9
01/03/2008	1,000	3.905
01/03/2008	30,900	3.91
01/03/2008	19,000	3.92
01/03/2008	15,000	3.93
01/03/2008	28,400	3.94
01/03/2008	5,300	3.95

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
01/03/2008	11,200	3.96
01/03/2008	73,900	3.97
01/03/2008	58,199	3.98
01/03/2008	73,101	3.99
01/03/2008	24,500	4
01/03/2008	21,800	4.01
01/03/2008	200	4.015
01/03/2008	19,200	4.02
01/03/2008	31,300	4.03
01/03/2008	200	4.035
01/03/2008	26,700	4.04
01/03/2008	91,800	4.05
01/03/2008	35,000	4.06
01/03/2008	400	4.065
01/03/2008	48,900	4.07
01/03/2008	39,800	4.08
01/03/2008	46,300	4.09
01/03/2008	32,300	4.1
01/03/2008	21,493	4.11
01/03/2008	32,324	4.12
01/03/2008	27,183	4.13
01/03/2008	7,400	4.14
01/03/2008	2,500	4.15
01/03/2008	200	4.16
01/03/2008	32,500	4.18
01/04/2008	3,300	3.61
01/04/2008	23,600	3.62
01/04/2008	59,600	3.63
01/04/2008	7,700	3.64
01/04/2008	800	3.65
01/04/2008	23,100	3.66
01/04/2008	13,800	3.67
01/04/2008	14,900	3.68
01/04/2008	45,800	3.69
01/04/2008	600	3.695
01/04/2008	126,200	3.7
01/04/2008	102,600	3.71
01/04/2008	41,400	3.72
01/04/2008	13,900	3.73
01/04/2008	10,245	3.74
01/04/2008	33,355	3.75

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
01/04/2008	23,300	3.76
01/04/2008	24,600	3.77
01/04/2008	79,500	3.78
01/04/2008	86,600	3.79
01/04/2008	67,900	3.8
01/04/2008	100	3.8076
01/04/2008	56,700	3.81
01/04/2008	100	3.811
01/04/2008	100	3.8119
01/04/2008	62,000	3.82
01/04/2008	28,200	3.83
01/04/2008	33,100	3.84
01/04/2008	100	3.8407
01/04/2008	45,940	3.85
01/04/2008	36,400	3.86
01/04/2008	100	3.8614
01/04/2008	1,100	3.865
01/04/2008	9,660	3.87
01/04/2008	3,900	3.88
01/04/2008	4,300	3.89
01/04/2008	43,500	3.9
01/04/2008	87,900	3.91
01/04/2008	60,400	3.92
01/04/2008	3,100	3.93
01/04/2008	20,500	3.94
01/07/2008	800	3.82
01/07/2008	1,200	3.83
01/07/2008	4,500	3.84
01/07/2008	3,800	3.85
01/07/2008	5,800	3.86
01/07/2008	13,900	3.87
01/07/2008	12,000	3.88
01/07/2008	7,700	3.89
01/07/2008	100	3.895
01/07/2008	57,100	3.9
01/07/2008	500	3.905
01/07/2008	15,700	3.91
01/07/2008	200	3.915
01/07/2008	31,700	3.92
01/07/2008	2,200	3.93
01/07/2008	6,100	3.94

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
01/07/2008	20,100	3.95
01/07/2008	600	3.955
01/07/2008	1,000	3.9575
01/07/2008	29,100	3.96
01/07/2008	20,500	3.97
01/07/2008	600	3.975
01/07/2008	1,300	3.9775
01/07/2008	37,209	3.98
01/07/2008	23,600	3.99
01/07/2008	100	3.9975
01/07/2008	42,541	4
01/07/2008	200	4.005
01/07/2008	103,750	4.01
01/07/2008	600	4.015
01/07/2008	53,000	4.02
01/07/2008	55,000	4.03
01/07/2008	100	4.0325
01/07/2008	62,900	4.04
01/07/2008	200	4.045
01/07/2008	10,400	4.05
01/07/2008	500	4.055
01/07/2008	48,000	4.06
01/07/2008	38,400	4.07
01/07/2008	1,000	4.0775
01/07/2008	65,200	4.08
01/07/2008	109,000	4.09
01/07/2008	61,400	4.1
01/07/2008	81,900	4.11
01/07/2008	300	4.1175
01/07/2008	30,000	4.12
01/07/2008	10,435	4.14
01/07/2008	35,665	4.15
01/07/2008	36,600	4.16
01/07/2008	5,500	4.17
01/08/2008	2,700	3.88
01/08/2008	600	3.885
01/08/2008	5,400	3.89
01/08/2008	23,500	3.9
01/08/2008	400	3.905
01/08/2008	5,700	3.91
01/08/2008	3,900	3.92

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
01/08/2008	3,800	3.93
01/08/2008	2,100	3.94
01/08/2008	3,500	3.95
01/08/2008	7,700	3.96
01/08/2008	100	3.97
01/08/2008	6,500	3.98
01/08/2008	2,500	3.99
01/08/2008	800	3.995
01/08/2008	17,500	4
01/08/2008	700	4.0075
01/08/2008	14,400	4.01
01/08/2008	7,800	4.02
01/08/2008	200	4.04
01/08/2008	500	4.05
01/08/2008	800	4.06
01/08/2008	1,500	4.07
01/08/2008	3,000	4.08
01/08/2008	100	4.09
01/08/2008	2,100	4.1
01/08/2008	2,700	4.11
01/08/2008	7,900	4.12
01/08/2008	6,700	4.13
01/08/2008	6,200	4.14
01/08/2008	1,700	4.15
01/08/2008	6,500	4.16
01/08/2008	1,300	4.165
01/08/2008	8,400	4.17
01/08/2008	1,200	4.175
01/08/2008	15,800	4.18
01/08/2008	35,700	4.19
01/08/2008	40,252	4.2
01/08/2008	44,000	4.21
01/08/2008	21,400	4.22
01/08/2008	1,300	4.225
01/08/2008	27,048	4.23
01/08/2008	21,100	4.24
01/08/2008	20,200	4.25
01/08/2008	39,300	4.26
01/08/2008	50,899	4.27
01/08/2008	69,751	4.28
01/08/2008	88,630	4.29

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
01/08/2008	70,020	4.3
01/08/2008	22,900	4.31
01/08/2008	200	4.3125
01/08/2008	100	4.315
01/08/2008	85,100	4.32
01/08/2008	700	4.3225
01/08/2008	116,600	4.33
01/08/2008	600	4.335
01/08/2008	110,325	4.34
01/08/2008	200	4.3425
01/08/2008	500	4.345
01/08/2008	166,100	4.35
01/08/2008	4,900	4.3525
01/08/2008	308,587	4.36
01/08/2008	1,400	4.365
01/08/2008	127,113	4.37
01/08/2008	3,900	4.375
01/08/2008	172,500	4.38
01/08/2008	1,400	4.385
01/08/2008	183,774	4.39
01/08/2008	100	4.3925
01/08/2008	700	4.395
01/08/2008	142,801	4.4
01/08/2008	100	4.405
01/08/2008	56,000	4.41
01/08/2008	29,300	4.42
01/08/2008	6,200	4.43
01/08/2008	2,100	4.44
01/09/2008	187,500	4
01/09/2008	69,375	4.05
01/09/2008	225	4.0525
01/09/2008	450	4.055
01/09/2008	11,775	4.06
01/09/2008	7,950	4.07
01/09/2008	1,275	4.075
01/09/2008	12,075	4.08
01/09/2008	75	4.09
01/09/2008	1,425	4.1
01/09/2008	5,250	4.11
01/09/2008	75	4.115
01/09/2008	14,775	4.12

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
01/09/2008	1,800	4.125
01/09/2008	36,450	4.13
01/09/2008	900	4.135
01/09/2008	45,600	4.14
01/09/2008	2,175	4.145
01/09/2008	86,175	4.15
01/09/2008	450	4.155
01/09/2008	7,425	4.16
01/09/2008	450	4.165
01/09/2008	35,250	4.17
01/09/2008	1,800	4.175
01/09/2008	124,425	4.18
01/09/2008	1,500	4.185
01/09/2008	18,975	4.19
01/09/2008	19,050	4.2
01/09/2008	13,800	4.21
01/09/2008	3,975	4.22
01/09/2008	3,075	4.23
01/09/2008	5,925	4.24
01/09/2008	3,150	4.25
01/09/2008	2,100	4.26
01/09/2008	525	4.265
01/09/2008	9,225	4.27
01/09/2008	225	4.275
01/09/2008	9,188	4.28
01/09/2008	4,162	4.29
01/10/2008	150	3.9125
01/10/2008	5,550	3.92
01/10/2008	25,688	3.93
01/10/2008	24,900	3.94
01/10/2008	375	3.945
01/10/2008	37,238	3.95
01/10/2008	11,700	3.96
01/10/2008	19,050	3.97
01/10/2008	150	3.975
01/10/2008	54,975	3.98
01/10/2008	23,100	3.99
01/10/2008	22,125	4
01/11/2008	18,750	4.1
01/14/2008	850	3.9725
01/14/2008	400	3.975

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
01/14/2008	65,800	3.98
01/14/2008	750	3.985
01/14/2008	3,608	3.9875
01/14/2008	50,388	3.99
01/14/2008	2,800	3.995
01/14/2008	7,800	3.9975
01/14/2008	142,756	4
01/14/2008	50	4.0025
01/14/2008	950	4.005
01/14/2008	14,850	4.0075
01/14/2008	44,636	4.01
01/14/2008	1,850	4.015
01/14/2008	16,350	4.0175
01/14/2008	31,700	4.02
01/14/2008	600	4.025
01/14/2008	21,500	4.03
01/14/2008	50	4.0325
01/14/2008	3,050	4.035
01/14/2008	13,950	4.0375
01/14/2008	34,515	4.04
01/14/2008	600	4.045
01/14/2008	9,700	4.05
01/14/2008	4,900	4.06
01/14/2008	2,900	4.07
01/14/2008	450	4.075
01/14/2008	6,500	4.0775
01/14/2008	6,200	4.08
01/14/2008	600	4.085
01/14/2008	2,300	4.0875
01/14/2008	7,500	4.09
01/14/2008	24,150	4.1
01/15/2008	153	3.7
01/15/2008	76	3.7025
01/15/2008	1,185	3.705
01/15/2008	1,491	3.7075
01/15/2008	17,130	3.71
01/15/2008	688	3.715
01/15/2008	382	3.7175
01/15/2008	8,335	3.72
01/15/2008	841	3.725
01/15/2008	4,588	3.7275

WCM TRANSACTIONS
Date	Number of Shares	Price Per Share
01/15/2008	8,144	3.73
01/15/2008	1,108	3.8
01/15/2008	344	3.805
01/15/2008	230	3.8075
01/15/2008	7,877	3.81
01/15/2008	115	3.8175
01/15/2008	2,332	3.82
01/15/2008	459	3.825
01/15/2008	173	3.8275
01/15/2008	16,842	3.83
01/15/2008	459	3.835
01/15/2008	3,671	3.8375
01/15/2008	4,627	3.84

As of January 22, 2008, the Trust owned 1,000,000 shares of Common Stock.  The following transactions were effected by the Trust during the sixty days preceding January 22, 2008:

HKW TRUST TRANSACTIONS
Date	Number of Shares	Price Per Share
01/09/2008	62,500	4
01/09/2008	23,125	4.05
01/09/2008	75	4.0525
01/09/2008	150	4.055
01/09/2008	3,925	4.06
01/09/2008	2,650	4.07
01/09/2008	425	4.075
01/09/2008	4,025	4.08
01/09/2008	25	4.09
01/09/2008	475	4.1
01/09/2008	1,750	4.11
01/09/2008	25	4.115
01/09/2008	4,925	4.12
01/09/2008	600	4.125
01/09/2008	12,150	4.13
01/09/2008	300	4.135
01/09/2008	15,200	4.14
01/09/2008	725	4.145
01/09/2008	28,725	4.15
01/09/2008	150	4.155
01/09/2008	2,475	4.16
01/09/2008	150	4.165

HKW TRUST TRANSACTIONS
Date	Number of Shares	Price Per Share
01/09/2008	11,750	4.17
01/09/2008	600	4.175
01/09/2008	41,475	4.18
01/09/2008	500	4.185
01/09/2008	6,325	4.19
01/09/2008	6,350	4.2
01/09/2008	4,600	4.21
01/09/2008	1,325	4.22
01/09/2008	1,025	4.23
01/09/2008	1,975	4.24
01/09/2008	1,050	4.25
01/09/2008	700	4.26
01/09/2008	175	4.265
01/09/2008	3,075	4.27
01/09/2008	75	4.275
01/09/2008	3,061	4.28
01/09/2008	1,389	4.29
01/10/2008	50	3.9125
01/10/2008	1,850	3.92
01/10/2008	8,563	3.93
01/10/2008	8,300	3.94
01/10/2008	125	3.945
01/10/2008	12,413	3.95
01/10/2008	3,900	3.96
01/10/2008	6,350	3.97
01/10/2008	50	3.975
01/10/2008	18,325	3.98
01/10/2008	7,700	3.99
01/10/2008	7,375	4
01/11/2008	18,750	4.1
01/14/2008	850	3.9725
01/14/2008	400	3.975
01/14/2008	65,800	3.98
01/14/2008	750	3.985
01/14/2008	3,608	3.9875
01/14/2008	50,388	3.99
01/14/2008	2,800	3.995
01/14/2008	7,800	3.9975
01/14/2008	142,756	4
01/14/2008	50	4.0025
01/14/2008	950	4.005

HKW TRUST TRANSACTIONS
Date	Number of Shares	Price Per Share
01/14/2008	14,850	4.0075
01/14/2008	44,636	4.01
01/14/2008	1,850	4.015
01/14/2008	16,350	4.0175
01/14/2008	31,700	4.02
01/14/2008	600	4.025
01/14/2008	21,500	4.03
01/14/2008	50	4.0325
01/14/2008	3,050	4.035
01/14/2008	13,950	4.0375
01/14/2008	34,515	4.04
01/14/2008	600	4.045
01/14/2008	9,700	4.05
01/14/2008	4,900	4.06
01/14/2008	2,900	4.07
01/14/2008	450	4.075
01/14/2008	6,500	4.0775
01/14/2008	6,200	4.08
01/14/2008	600	4.085
01/14/2008	2,300	4.0875
01/14/2008	7,500	4.09
01/14/2008	24,150	4.1
01/15/2008	247	3.7
01/15/2008	124	3.7025
01/15/2008	1,915	3.705
01/15/2008	2,409	3.7075
01/15/2008	27,670	3.71
01/15/2008	1,112	3.715
01/15/2008	618	3.7175
01/15/2008	13,465	3.72
01/15/2008	1,359	3.725
01/15/2008	7,412	3.7275
01/15/2008	13,156	3.73
01/15/2008	1,792	3.8
01/15/2008	556	3.805
01/15/2008	370	3.8075
01/15/2008	12,723	3.81
01/15/2008	185	3.8175
01/15/2008	3,768	3.82
01/15/2008	741	3.825
01/15/2008	279	3.8275
01/15/2008	27,206	3.83
01/15/2008	741	3.835
01/15/2008	5,929	3.8375
01/15/2008	7,473	3.84

Index of Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of January 22, 2008, by and among Wattles Capital Management, LLC, the HKW Trust and Mark J. Wattles